UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished

Amendments to Articles of Association

Evaxion Biotech A/S (the “Company”) registered an additional aggregate share capital increase of nominal DKK 1,070,000 ordinary shares with the Danish Business Authority, with effective date of September 25, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 56,850,546, in connection with the exercise of a holder of pre-funded warrants conferring the right to subscribe at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association.

The Company’s Articles of Association were amended as of September 25, 2024, to reflect the capital increase and are attached hereto as Exhibit 1.1.

During the period between September 25, 2024 and September 26, 2024, the Company sold 57,001 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 1 nominal value with each ADS representing ten (10) ordinary shares, at an average price of USD $3.11 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $172,178. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 570,010 with the Danish Business Authority, with effect date of September 30, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 57,420,556 through the issuance of such 57,001 ADSs representing the Company’s ordinary shares.

The Company’s Articles of Association were amended as of September 30, 2024, to reflect these capital increases and are attached hereto as Exhibit 1.1.

On October 3, 2024 the Company also amended its Articles of Association to adjust the numbers of warrants granted to European Investment Bank by increasing such amount by 22,091 to 373,127 warrants, and to procedurally reserve shares for the exercise of prefunded warrants in Section 2.11 of the Articles of Association rather than in Section 3.1.

The Company’s Articles of Association were amended as of October 3, 2024, to reflect such changes and are attached hereto as Exhibit 1.1.

The Company also registered an additional aggregate share capital increase of nominal DKK 1,240,000 ordinary shares with the Danish Business Authority, with effective date of October 24, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 58,660,556, in connection with the exercise of a holder of pre-funded warrants conferring the right to subscribe at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association. The remaining prefunded warrants confer the right to subscribe 19,980,000 ordinary shares at an exercise price of $1.4537 per Warrant ADS.

The Company’s Articles of Association were amended as of October 24, 2024, to reflect such changes and are attached hereto as Exhibit 1.1.

The Company also amended its Articles of Association to reflect the earlier announced conversion of the subscription price from USD to DKK for 9,726,898 warrants granted to investors on 21 December 2023 and 37,500,000 warrants granted to purchasers on 1 February 2024.

The Company’s Articles of Association were amended as of October 25, 2024, to reflect such changes and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: November 13, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer